SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

December 15, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

December 15, 2020

Press Release

Company Name: LINE Corporation
Representative: Takeshi Idezawa,
President and Representative Director
(Code number: 3938 First Section, Tokyo Stock Exchange)
Inquiries: Investor Relations
TEL: 03-4316-2050

Announcement Regarding Resolutions Approving the Share Consolidation and the Deletion of Provisions

Regarding Share Units and the Partial Amendment of the Articles of Incorporation

As announced in the “Announcement Regarding the Share Consolidation and the Deletion of Provisions Regarding Share Units and the Partial Amendment of the Articles of Incorporation, as well as Filing Applications to Delist the ADSs from the New York Stock Exchange, to Terminate the Registration of the ADSs with the U.S. Securities and Exchange Commission and to Terminate or Suspend the Company’s Periodic Disclosure Obligations Pursuant to the U.S. Securities Exchange Act of 1934” dated November 9, 2020 (the “November 9, 2020 Press Release”), the Company placed on the agenda for the extraordinary general meeting of shareholders convened today (the “Extraordinary General Meeting”) proposals to conduct a share consolidation and delete provisions regarding the number of shares constituting one unit and partially amend provisions of the Company’s articles of incorporation (the “Articles of Incorporation”). As outlined below, all of the proposals were approved as originally proposed.

As a result, the delisting standards established by the Tokyo Stock Exchange, Inc. (the “TSE”) in its Securities Listing Regulations will become applicable to the common stock of the Company (the “Common Shares”). Accordingly, it is expected that the Common Shares will be designated as “stock to be delisted” from today through December 28, 2020 and thereafter be delisted from the TSE on December 29, 2020. Further, the company expects that the American depositary shares (the “ADSs”), each representing the title to one Common Share, registered and issued by JPMorgan Chase Bank, N.A. (the “Depositary Bank”) in the United States and listed on the New York Stock Exchange (the “NYSE”), will be delisted from the NYSE on December 28, 2020 (local time). Note that, once delisted, the Common Shares and the ADSs cannot be traded on the TSE and the NYSE, respectively.

1.	Proposal 1 (Share Consolidation)

At the Extraordinary General Meeting, the Company received the approval of the shareholders to conduct the share consolidation described below (the “Share Consolidation”).

①	Class of shares to be consolidated

Common stock

②	Ratio of consolidation

29,165,333 shares of the Common Shares will be consolidated into one share.

③	The decrease in the total number of issued shares that will result from the Share Consolidation

243,702,841 shares

④	Total number of issued shares before the Share Consolidation takes effect

243,702,849 shares

(Note)

The Company resolved at the board of directors meeting held on November 9, 2020 that on December 30, 2020, 12,693 Common Shares held in treasury by the Company (which is equivalent to all of the shares held in treasury by the Company as of October 15, 2020) will be cancelled. The “total number of issued shares before the Share Consolidation takes effect” indicates the number of issued shares after such cancellation of Common Shares takes effect.

⑤	Total number of issued shares after the Share Consolidation takes effect

8 shares

⑥	Total number of authorized shares as of the effective date of the Share Consolidation

32 shares

⑦	Method of handling fractional shares less than one share, and the amount expected to be delivered to shareholders as a result thereof

The number of Common Shares to be owned by each shareholder of the Company other than NAVER Corporation (President and CEO: Han Seong-sook) (“NAVER”) as a result of the Share Consolidation is expected to become a fraction less than one full share. The number of shares equivalent to the total of the fractional shares less than one full share resulting from the Share Consolidation (pursuant to the provisions of Article 235, Paragraph 1 of the Companies Act (Law No. 86 of 2005, as amended; and the same applies hereinafter), if such total includes a fraction of less than one full share, such fraction shall be omitted) will be sold in accordance with Article 235 of the Companies Act and other relevant laws and regulations, and the proceeds obtained from such sale will be delivered to the shareholders according to the number of their fractional shares. With respect to such sale, the Company plans to sell to SoftBank Corp. (CEO and Representative Director: Ken Miyauchi) (“SoftBank”) and NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER (“NAVER J. Hub,” and together with NAVER, the “NAVER Parties,” and SoftBank and NAVER J. Hub being referred to individually as a “Purchaser” and collectively as the “Purchasers”) the Common Shares equivalent to the total number of such fractions after obtaining permission from a court in accordance with the provision of Article 234, Paragraph 2 of the Companies Act, applied mutatis mutandis in Article 235, Paragraph 2 of the same act. If the court permission mentioned above is obtained as planned, the sales price will be set as a price such that each shareholder will receive the amount of money equivalent to the amount obtained by multiplying the number of the Common Shares owned by such shareholder by JPY 5,380, the purchase price for the Common Shares in the tender offers by the Purchasers (the “Tender Offer Price”).

In addition, the Common Shares subject to the Share Consolidation include the Common Shares owned by the Depositary Bank that are the underlying assets of the ADSs. Therefore, if the Share Consolidation is carried out, the number of the Common Shares to be owned by the Depositary Bank after the Share Consolidation will also become a fraction less than one full share. In this case, the holders of the ADSs will be entitled to receive through the Depositary Bank cash delivered to the Depositary Bank from the cash that is obtained by selling the Common Shares equivalent to the total of the fractional shares less than one full share resulting from the Share Consolidation pursuant to the above procedures. Specifically, the holders of the ADSs will receive through the Depositary Bank cash in the amount equal to the value obtained by multiplying (i) the amount derived by converting the Tender Offer Price to U.S. dollars based on the U.S. dollar exchange rate against the Japanese yen determined at the time when the Depositary Bank delivers the cash to the holders of the ADSs (rounded off to the nearest whole number) less the amount of any applicable fees and expenses payable to the Depositary Bank, as well as any taxes or other costs by (ii) the number of the Common Shares represented by the ADSs owned by each holder of the ADSs.

2.	Proposal 2 (Partial Amendment of the Articles of Incorporation)

At the Extraordinary General Meeting, the Company received the approvals of the shareholders to partially amend the Articles of Incorporation as described below. The details of the amendment are as described in the November 9, 2020 Press Release.

①

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, the total number of authorized Common Shares will be reduced to 32 shares in accordance with Article 182, Paragraph 2, of the Companies Act. In order to make this fact clearer, Article 6 (Total Number of Issuable Shares) of the Articles of Incorporation will be amended, subject to the Share Consolidation taking effect.

②

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, the total number of issued shares of the Company will be 8 shares, and it will no longer be necessary to provide for the number of shares constituting one unit. Accordingly, subject to the Share Consolidation taking effect, in order to delete provisions regarding the number of shares constituting one unit of Common Shares, for which one unit currently constitutes 100 shares, the entirety of Article 8 (Number of Shares Constituting One Unit of Share), Article 9 (Rights with Respect to Shares Constituting Less Than One Unit) and Article 10 (Additional Purchase of Shares Constituting Less Than One Unit) of the Articles of Incorporation will be deleted, and the numbering of subsequent articles will be brought forward as a result of that amendment.

③

If the proposal regarding the Share Consolidation is approved as originally proposed and the Share Consolidation takes effect, NAVER will become the sole shareholder of the Company, and the provisions regarding the record date for regular general meetings of shareholders will no longer be necessary. Therefore, Article 14 (Record Date for Regular General Meeting of Shareholders) of the Articles of Incorporation will be deleted, and the numbering of subsequent articles will be brought forward as a result of that amendment, subject to the approval of the proposal regarding the Share Consolidation as originally proposed.

The amendment of the Articles of Incorporation pertaining to this proposal will take effect on January 4, 2021, the effective date of the Share Consolidation, subject to the Share Consolidation taking effect.

3.	Schedule for the Share Consolidation

①	Date of the Extraordinary General Meeting	Tuesday, December 15, 2020

②	Date of designation as “stock to be delisted”	Tuesday, December 15, 2020

③	Filing of an application to delist the ADSs from the NYSE	Thursday, December 17, 2020 (scheduled)

④	Last trading date of the ADSs on the NYSE	Thursday, December 24, 2020* (scheduled)

⑤	Last trading date for the Common Shares	Monday, December 28, 2020 (scheduled)

⑥	Delisting date of the ADSs	Monday, December 28, 2020* (scheduled)

⑦	Delisting date of the Common Shares	Tuesday, December 29, 2020 (scheduled)

⑧	Effective Date of the Share Consolidation	Monday, January 4, 2021 (scheduled)

*	Local time

Additional Information for U.S. Investors regarding the Offers

Copies of the Transaction Statement on Schedule 13E-3 that has been filed together with SoftBank and the NAVER Parties (including any amendments thereto to be filed in the future) are available free of charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. Such documents can also be obtained free of charge by contacting the Company’s Investment Development/IR Office (JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, telephone number: +81-3-4316-2050). Holders of the Company Target Securities are advised to read these documents as they contain important information about the Business Integration.

Forward-Looking Statements

This press release contains forward-looking statements with respect to SoftBank’s, the NAVER Parties’, Z Holdings Corporation’s (President and Representative Director: Kentaro Kawabe) (“ZHD”) and the Company’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to SoftBank, the NAVER Parties, ZHD and the Company, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and neither SoftBank, the NAVER Parties, ZHD nor the Company intends to update any of these forward-looking statements. Risks and uncertainties that might affect SoftBank, the NAVER Parties, ZHD, the Company, the Business Integration include, but are not limited to, those relating to:

•

obtaining the requisite consents to the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Business Integration will be satisfied or waived;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and the Company’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

•

the risks and uncertainties pertaining to ZHD’s and the Company’s businesses, including in the Company’s case those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the U.S. Securities and Exchange Commission, as well as those detailed in the tender offer materials that has been filed by SoftBank and NAVER, the Solicitation / Recommendation Statement that has been filed by the Company, and the Transaction Statement that has been filed, all in connection with the Offers or the Business Integration.

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